AFT CHOICE PLUS
MULTIPLE SPONSORED RETIREMENT OPTIONS
MULTIPLE SPONSORED RETIREMENT OPTIONS II
OPPORTUNITY PLUS
STATE UNIVERSITY OF NEW YORK
UNIVERSITY OF TEXAS SYSTEM RETIREMENT PROGRAMS
VOYA MAP PLUS NP^{SM}

Deferred Combination Variable and Fixed Annuity Contracts
issued by
Voya Retirement Insurance and Annuity Company
and its
Variable Annuity Account C

**Supplement Dated June 25, 2020, to the Contract Prospectus and
Contract Prospectus Summary, each Dated May 1, 2020**

This supplement updates and amends certain information contained in your variable annuity contract prospectus and contract prospectus summary. Please read it carefully and keep it with your contract prospectus and contract prospectus summary for future reference. Capitalized terms not defined in this supplement shall have the meaning given to them in your prospectus and contract prospectus summary, as applicable.

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NOTICE OF FUND NAME CHANGES

Effective August 4, 2020, the Invesco Floating Rate Fund will change its name to the Invesco Floating Rate ESG Fund. Accordingly, any references to "Invesco Floating Rate Fund" appearing in the contract prospectus and contract prospectus summary are hereby deleted and replaced with "Invesco Floating Rate ESG Fund."

Effective September 30, 2020, the following funds will change their names as follows:

Former Fund Name	New Fund Name
Invesco Oppenheimer Capital Appreciation Fund	Invesco Capital Appreciation Fund
Invesco Oppenheimer Developing Markets Fund	Invesco Developing Markets Fund
Invesco Oppenheimer Gold & Special Minerals Fund	Invesco Gold & Special Minerals Fund
Invesco Oppenheimer International Bond Fund	Invesco International Bond Fund
Invesco Oppenheimer International Small-Mid Company Fund	Invesco International Small-Mid Company Fund
Invesco Oppenheimer Main Street Fund®	Invesco Main Street Fund®
Invesco Oppenheimer Main Street Mid Cap Fund®	Invesco Main Street Mid Cap Fund®

Any references to these funds appearing in the contract prospectus and contract prospectus summary are to be deleted and replaced accordingly.

MORE INFORMATION IS AVAILABLE

More information about the funds available through your contract, including information about the risks associated with investing in them can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting Customer Service.

If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

Insurance products, annuities and retirement plan funding issued by (third party administrative services may also be provided by) Voya Retirement Insurance and Annuity Company, One Orange Way, Windsor, CT 06095. ***Securities are distributed by Voya Financial Partners, LLC (member SIPC). Securities may also be distributed through other broker-dealers with which Voya Financial Partners, LLC has selling agreements.***